                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 8)



                   LABORATORY CORPORATION OF AMERICA HOLDINGS
-------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  50540R 10 2
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                                 (CUSIP Number)




                        (CONTINUED ON FOLLOWING PAGE(S))



                                  Page 1 of 7



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                                      13G

CUSIP NO.  50540R 10 2                                              Page 2 of 7
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  NATIONAL HEALTH CARE GROUP, INC.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

                                            -0-
                 --------------------------------------------------------------
                           6.       SHARED VOTING POWER
NUMBER
OF SHARES                                   11,943,544
BENEFICIALLY     --------------------------------------------------------------
OWNED BY                   7.       SOLE DISPOSITIVE POWER
EACH
REPORTING                                   -0-
PERSON WITH      --------------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                            11,943,544
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            11,943,544
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            9.7%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            CO


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                                      13G
CUSIP NO.  50540R 10 2                                              Page 3 of 7
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  MAFCO HOLDINGS INC.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

                                            -0-
                 --------------------------------------------------------------
                           6.       SHARED VOTING POWER
NUMBER                                      11,943,544
OF SHARES        --------------------------------------------------------------
BENEFICIALLY               7.       SOLE DISPOSITIVE POWER
OWNED BY
EACH                                        -0-
REPORTING        --------------------------------------------------------------
PERSON WITH                8.       SHARED DISPOSITIVE POWER

                                            11,943,544
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            11,943,544
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            9.7%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            CO



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                                      13G

CUSIP NO.  50540R 10 2                                              Page 4 of 7


Item 1(a):        Name of Issuer.

                  LABORATORY CORPORATION OF AMERICA HOLDINGS (the
                  "Company")

Item 1(b):        Address of Issuer's Principal Executive Offices.

                  358 South Main Street
                  Burlington, North Carolina  27215

Item 2(a):        Name of Persons Filing.

                  National Health Care Group, Inc. ("National Health") is an indirect wholly-owned subsidiary of Mafco Holdings Inc. ("Mafco"). All of the capital stock of Mafco is owned by Ronald O. Perelman.

Item 2(b):        Address of Principal Business Office.

                  The principal business offices of National Health are located at 5900 North Andrews Avenue, Fort Lauderdale, Florida 33309. The principal business offices of Mafco are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):        Citizenship.

                  National Health and Mafco each are Delaware corporations.

Item 2(d):        Title of Class of Securities.

                  Common Stock, par value $.01 per share (the
                  "Shares").


Item 2(e):        CUSIP Number.

                  50540R 10 2

Item 3:           Not Applicable

Item 4:           Ownership.

                  National Health owns 11,943,544 Shares, which represented approximately 9.7% of the total number of Shares outstanding on December 31, 1997.


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                                      13G

CUSIP NO.  50540R 10 2                                              Page 5 of 7


                  Mafco may be deemed to beneficially own the Shares owned by National Health. Ronald O. Perelman owns all of the capital stock of Mafco.

                  (a) Amount Beneficially Owned:

                           11,943,544 Shares

                  (b) Percent of Class:

                           Approximately 9.7% based upon 123,540,166 Shares outstanding on December 31, 1997.

                  (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to
                                 direct the vote...................         -0-

                           (ii) Shared power to vote or
                                  to direct the vote...............  11,943,544

                           (iii) Sole power to dispose or
                                   to direct the disposition of....         -0-

                           (iv) Shared power to dispose or
                                   to direct the disposition of....  11,943,544

                  In addition, National Health owns warrants to purchase 3,290,421 Shares at $22.00 (subject to adjustment). Such warrants are exercisable on April 28, 2000.

Item 5:           Owner of Five Percent or Less of a Class.

                  Not Applicable

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable





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                                      13G

CUSIP NO.  50540R 10 2                                              Page 6 of 7


Item 8:           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9:           Notice of Dissolution of Group.

                  Not Applicable

Item 10:          Certification.

                  Not Applicable






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                                      13G

CUSIP NO.  50540R 10 2                                              Page 7 of 7

                                   Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1998


                                   NATIONAL HEALTH CARE GROUP, INC.

                                   By: /s/ Glenn P. Dickes
                                      --------------------------------
                                      Name:  Glenn P. Dickes
                                      Title: Vice President





                                   MAFCO HOLDINGS INC.

                                   By: /s/ Glenn P. Dickes
                                      --------------------------------
                                      Name:  Glenn P. Dickes
                                      Title: Senior Vice President